UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
C P Rocketry Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> August 20, 2019

Physical address of issuer
1400 Adams St, Hoboken, NJ 07030

Website of issuer
https://hudsonspace.systems/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
May 3, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$43,106.11	$900.00
Cash & Cash Equivalents	$8,507.18	$0.00
Accounts Receivable	$62,503.00	$90.00
Short-term Debt	$2,372.38	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$10,004.42	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$60,437.77	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 11, 2021

FORM C/A

Up to $250,000.00

C P Rocketry Inc



Explanatory Note

C P Rocketry, Inc., (the "Company") is filing this Amendment to its Form C, which was initially filed with the Securities and Exchange Commission on August 31, 2020, to extend the offering deadline, include the Company's 2020 year-end financial statements, and amend the number of common stock shares the Company has authorized.

Previous amendments were filed on September 23, 2020 to include the 2019 financial statements for the Company and update the offering documentation and on December 15, 2020 to include the webinar transcript, attached hereto as Exhibit G.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by C P Rocketry Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://hudsonspace.systems/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 11, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://hudsonspace.systems/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

C P Rocketry Inc. (the "Company") is a Delaware Corporation, formed on August 20, 2019. The Company is currently also conducting business under the name of Hudson Space Systems.

The Company is located at 1400 Adams St, Hoboken, NJ 07030.

The Company's website is www.hudsonspace.systems.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The company develops, manufactures, and launches sounding rockets. The company intends to offer organizations like companies, research groups, and universities its microgravity-as-a-service product, so these organizations can gain access to microgravity in a fast and affordable manner.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	May 3, 2021
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future, and therefore rely on external financing.
We are a startup company and our business model currently focuses on the development and test of technologies rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately August 2021, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 20, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, COTS hardware, and component parts for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, COTS hardware, and component parts which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, COTS hardware, and component parts.

We are developing new products and services for our microgravity business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Nathan Tahbaz (CEO), Monica Traupmann (COO), Dakota Van Deursen (CFO), Willam Skwirut (CTO), and Ben Iofel (CIO). The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of these individuals, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Nathan Tahbaz, Monica Traupmann, Dakota Van Deursen, Willam Skwirut, and Ben Iofel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties,

including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's founders own up to 92% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the

underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The company develops, manufactures, and launches sounding rockets. The company intends to offer organizations like companies, research groups, and universities its microgravity-as-a-service product, so these organizations can gain access to microgravity in a fast and affordable manner.

Business Plan

Hudson Space Systems intends to offer the benefits of near-Earth space to a host of companies, research groups, and universities which can participate in the space innovation race with our microgravity-as-a-service offerings at an affordable cost. The Company is developing reusable space launch vehicles, featuring our patent-pending engine technology and high-efficiency designs, to accelerate the next wave of innovation in space. We will offer payload launch services to provide fast and affordable access to microgravity. The Company's microgravity-as-a-service will be delivered onboard launch vehicles built, owned, and operated by Hudson Space Systems.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Gen 1.1 Vehicle	Sounding rocket capable of 100km apogee with 8kg payload.	Targeting STEM research and development organizations

The Company is current developing our first generation vehicle and engine technologies. The proceeds of the current offering will accelerate development, as well as invest in general working capital needs of the business.

The company intends to market microgravity launch services directly to business customers through communication with contacts in academia, direct-to-consumer advertisement, and other methods.

Competition

The Company's primary competitors are UP Aerospace, EXOS, Integrated Spaceflight Services, and Zero G Corporation.

The aerospace industry is competitive, with any companies offering microgravity research services that may become a competitor in parts of the markets we target. The Company anticipates offering rapid re-launch services for iterative research, custom flight profiles, tailored integration services, exclusive propulsion cycles, and much more, at competitive rates.

Customer Base

The Company has no current customers. However, the Company is targeting STEM research and development organizations for potential future customers.

Intellectual Property

The Company is the owner of the following provisional patent application:

Title	Application No.	Docket No.	Description	File Date	Country
UNIBODY LIQUID BIPROPELLANT ROCKET ENGINE*	62970321	546624.10001	The present invention is generally directed to streamline rocket engine development, construction, and use by consolidating and reducing the number of components without sacrificing necessary thrust for a launch vehicle to overcome the force of gravity.	Feb 5, 2020	U.S.

The founders have assigned their rights in the patent to the Company and recorded the assignment with the U.S. Patent and Trademark Office as of August 19, 2020.

Governmental/Regulatory Approval and Compliance

The company is subject to FAA and FAA OCST flight restrictions. The Company is also required to comply with FCC radio use requirements, and ITAR export control requirements.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1400 Adams St, Hoboken, NJ 07030.

The Company conducts business in New Jersey.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$12,500
Research and Development	39.58%	$9,895	41.80%	$104,500
Manufacturing	9.79%	$2,447	10.35%	$25,870
Equipment Purchases	11.30%	$2,826	11.94%	$29,850
Future Wages	34.33%	$8,582	30.91%	$77,280
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Name	Hudson Space Systems Positions	Employment Responsibilities	Employment History for Past Three Years	Education Background
Nathan Tahbaz	Director, CEO	October 2019 - Present Oversee fundraising efforts, project management, systems development, high level company decisions, and strategic planning	Not applicable	Bachelor's of Engineering in Mechanical Engineering, 2019 Masters of Engineering in Space Systems Engineering, 2020 Stevens Institute of Technology
Monica Traupmann	Director, COO	October 2019 – Present Oversees staff, management, media, and develops propulsion technologies	Not applicable	Bachelor's of Engineering in Chemical Engineering, 2019 Master's of Engineering in Mechanical Engineering, 2020 Stevens Institute of Technology
Dakota Van Deursen	CFO	October 2019 – Present Manages financial statements, financial forecasting, human resources, and materials development	Not applicable	Bacehlor's of Engineering in Chemical Engineering, 2019 Master's of Science in Materials Science & Engineering, 2019 Stevens Institute of Technology
Willam Skwirut	CTO	October 2019 – Present Develops aerospace hardware and supporting systems hardware	Not applicable	Bachelor's of Engineering & Master's Engineering in Mechanical Engineering, 2019 Stevens Institute of Technology

Ben Iofel	CIO	October 2019 – Present Leads avionics development, software development, fundraising, and human resources	Not applicable	Bachelor's of Science in Computer Science, 2019 Stevens Institute of Technology

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in New Jersey.

The Company does not have any employment/labor agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,700,000
Amount Outstanding	9,200,000
Voting Rights	Each shareholder is entitled to one vote per share owned
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	100%

conversion prior to the Offering if convertible securities).	

Type of security	Stock Options granted under Equity Incentive Plan
Amount Authorized	A total of 1,000,000 shares of common stock is subject to the Equity Incentive Plan. 510,000 shares of stock options and 260,000 shares of restricted stock have been awarded under the Plan.
Amount Outstanding	510,000 subject to vesting schedules
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.1%

Note: Options convert into Common Stock as outlined above. The 10,700,000 authorized shares of common stock are inclusive of the 1,000,000 options authorized under the Company's 2019 Stock Option Plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	If the Company issues any Subsequent Convertible Securities prior to termination of this instrument, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent

	Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities
	If there is an Equity Financing ($250,000 or greater) before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock sold in the Equity Financing equal to (1) the Purchase Amount **divided by** (2) the lowest price per share of such Preferred Stock.

The Company has the following debt outstanding as of December 2020:

Type of debt	Credit Card
Name of creditor	American Express
Amount Outstanding	$1,872
Interest Rate	0.00%
Payment Schedule	Monthly, Minimum payment is 5% of the outstanding balance
Other material terms	N/A

Type of debt	Loan Payable
Name of creditor	Dakota Van Deursen
Amount Outstanding	$500
Interest Rate	0.00%
Payment Schedule	In full, 12/31/2022
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	General working capital, operating costs, product development	March 2020	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people. Those people are Nathan Tahbaz, Monica Traupmann, Dakota Van Deursen, William Skwirut, and Ben Iofel. Together, they own 94.9% of the company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the Company.

2019 Tax Return Information for C P Rocketry Inc.:

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

We are a pre-revenue company and our primary expenses consist of the following: human resources, rent, utilities, and research and development. We do not anticipate generating revenue until 2022 and hope to reach full commercial capacity by 2024.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following the technical development of our engine and vehicle.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of February 2021 we have ~$63,800 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the short term.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 3, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept

investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
For the first $150,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $3,000,000.00 ($3 million). For Securities sold in the offering between $150,000.00 and $250,000.00, the Valuation Cap is equal to $3,800,000.00 ($3.8 million).

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

    a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN

CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type of debt	Loan Payable
Name of creditor	Dakota Van Deursen
Amount Outstanding	$500
Interest Rate	0.00%
Payment Schedule	In full, 12/31/2022
Other material terms	N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nathan Tahbaz
(Signature)

Nathan Tahbaz
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Nathan Tahbaz
(Signature)

Nathan Tahbaz
(Name)

CEO
(Title)

February 11, 2021
(Date)

/s/Dakota Van Deursen
(Signature)

Dakota Van Deursen
(Name)

CFO
(Title)

February 11, 2021
(Date)

I, Nathan Tahbaz, being the CEO of C P Rocketry Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2020 and 2019 the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2020 and 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company filed for the year ended December 31, 2019.

/s/Nathan Tahbaz	
(Signature)	
Nathan Tahbaz	
(Name)	
CEO	
(Title)	
February 11, 2021	
(Date)	

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

NOTE 1 - NATURE OF BUSINESS

C P Rocketry Inc., dba Hudson Space Systems, ("The Company") is a C corporation incorporated in Delaware as of 20 August 2019 and is headquartered in Hoboken, NJ. The Company operates as a provider of affordable suborbital launch services for experimentation and research in microgravity.

The Company has also successfully obtained foreign qualification to operate in the states of NY and NJ.

NOTE 2 - GOING CONCERN MATTERS

The accompanying consolidated financial statements have been prepared on the going concern basis, which contemplates that The Company will continue operation for the foreseeable future and assumes the recoverability of assets and satisfaction of liabilities in the normal course of business.

The Company is presently operating under a research and development phase. In Fiscal Year 2020, The Company sustained losses of approximately $60,437.77. The continuation of The Company as a going concern is dependent upon the management's plans to raise additional capital from the issuance of debt or the sale of stock, to generate positive operational cash flow, to protect proprietary technology, to acquire key personnel, and to develop strategic partnerships.

These conditions and events create an uncertainty about the ability of The Company to continue as a going concern. The accompanying financial statements do not include any adjustments which might be required should The Company become unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's accounting is performed on a Cash Basis, with reports drawn for the purpose of this filing in Accrual Basis. The Company's fiscal year ends December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with the development of new technology including, but not limited to, the dependencies listed in **Note 2** above, the costs of services provided by third parties, changes in consumer markets, and limited operating history.

The Company is currently developing products for commercialization but there can be no assurance that The Company's research and development will be successfully commercialized. As developing and commercializing a product requires significant capital, The Company expects to incur net operating losses in the near term.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more and an original purchase price of $1,000 or more. Assets which do not satisfy this rule are considered on a case-by-case basis and typically consist of manufacturing instruments and tools which do not satisfy the monetary component.

Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

The intangible assets recorded on the books are comprised of the provisional patent pending for The Company and the transfer of intellectual property rights pursuant to the issuance of stock to the founders of The Company.

The Company reviews the recoverability of intangible assets whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. No such impairment has been considered necessary since inception.

Interest Income

The Company earns interest income from cash amounts that are held in its bank account. Approximately $4.42 has been earned since inception.

Other Income

This account is comprised of grants which The Company receives from municipal, state, and federal government agencies. The income the company earns from the agreements it has in place may be dependent upon certain performance expectations. When these expectations are met, The Company recognizes the revenue.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires 31 March 2021 and may be extended month to month at the option of The Company at an elevated rental rate, providing a renewed lease has not been first signed into effect.

Advertising

Advertising and marketing costs are expensed as incurred. The Company has not sustained advertising and marketing expenses since inception.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

● Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

● Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

● Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

NOTE 5 - EQUITY

Under The Company's original articles of incorporation in effect, The Company authorized a total number of 10,000,000 shares at $0.0001 par value Common Stock per share. The Company has since amended the total number of shares to 10,700,000 at the same par value Common Stock per share.

As of 31 December 2020, the number of shares of Common Stock issued was as follows:

Common Stock   9,200,000

9,000,000 of these shares were issued pursuant to the Common Stock Purchase Agreement signed and dated by each of the founders of The Company on 15 October 2019. The terms of payment were mixed cash and transfer of intellectual property rights.

The balance 200,000 shares were issued pursuant to the Restricted Stock Award Grant Notice signed and dated by The Company and the Restricted Stock Award recipient on 02 December 2020. The terms of payment were that of a Restricted Stock Award.

NOTE 6 - DEBT

The Company has not accrued any debt since inception.

Balance Sheet

As of December 31, 2020

Unaudited
Accrual Basis

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
11100 · Checking	
11120 · Chase Checking x2830	3,304.73
Total 11100 · Checking	3,304.73
11200 · Savings	
11220 · Chase Savings x8789	5,202.45
Total 11200 · Savings	5,202.45
Total Checking/Savings	8,507.18
Other Current Assets	
18000 · Refundable Deposits	9,000.00
Total Other Current Assets	9,000.00
Total Current Assets	17,507.18
Fixed Assets	
15000 · Equipment Assets	
15100 · Machinery & Equipment	
15110 · Additive Manufacturing	
15111 · Original Cost	798.00
Total 15110 · Additive Manufacturing	798.00
Total 15100 · Machinery & Equipment	798.00
15200 · Computers & Accessories	
15210 · Computers	
15211 · Original Cost	3,198.67
Total 15210 · Computers	3,198.67
15220 · Computer Programs	
15221 · Original Cost	11,410.00
Total 15220 · Computer Programs	11,410.00
Total 15200 · Computers & Accessories	14,608.67
15300 · Furniture & Fixtures	
15310 · Office Furniture & Fixtures	
15311 · Original Cost	3,133.14
Total 15310 · Office Furniture & Fixtures	3,133.14
Total 15300 · Furniture & Fixtures	3,133.14
Total 15000 · Equipment Assets	18,539.81
16000 · Property Assets	
16100 · Leasehold Improvements	
16110 · Structures	
16111 · Original Cost	1,514.61
Total 16110 · Structures	1,514.61
16120 · Electrical & Plumbing	
16121 · Original Cost	1,017.51
Total 16120 · Electrical & Plumbing	1,017.51
Total 16100 · Leasehold Improvements	2,532.12
Total 16000 · Property Assets	2,532.12
Total Fixed Assets	21,071.93

	Dec 31, 20	
Other Assets		
19000 · Other Assets		
19100 · Patents		
19110 · Original Cost	3,717.00	
Total 19100 · Patents	3,717.00	
19900 · Other Intangible Assets		
19910 · Original Cost	810.00	
Total 19900 · Other Intangible Assets	810.00	
Total 19000 · Other Assets		4,527.00
Total Other Assets		4,527.00
TOTAL ASSETS		**43,106.11**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
22000 · Credit Cards		
22010 · AMEX Business Gold	1,872.38	
Total 22000 · Credit Cards	1,872.38	
Total Credit Cards	1,872.38	
Other Current Liabilities		
27000 · Loans Payable		
27500 · Dakota Loans Payable	500.00	
Total 27000 · Loans Payable	500.00	
Total Other Current Liabilities	500.00	
Total Current Liabilities	2,372.38	
Total Liabilities		2,372.38
Equity		
33000 · Paid-in Capital		
33100 · Common Stock	100,900.00	
Total 33000 · Paid-in Capital	100,900.00	
34000 · Member Contributions		
34100 · Ben Contribution	102.30	
34200 · Will Contribution	22.30	
34300 · Nathan Contribution	102.30	
34400 · Monica Contribution	22.30	
34500 · Dakota Contribution	22.30	
Total 34000 · Member Contributions	271.50	
Net Income	-60,437.77	
Total Equity		40,733.73
TOTAL LIABILITIES & EQUITY		**43,106.11**

C P Rocketry dba Hudson Space Systems
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-60,437.77
Adjustments to reconcile Net Income	
to net cash provided by operations:	
12000 · Accounts Receivable	90.00
18000 · Refundable Deposits	-9,000.00
22000 · Credit Cards:22010 · AMEX Business Gold	1,872.38
27000 · Loans Payable:27500 · Dakota Loans Payable	500.00
Net cash provided by Operating Activities	-66,975.39
INVESTING ACTIVITIES	
15000 · Equipment Assets:15100 · Machinery & Equipment:15110 · Additive Manufacturing:15111 · Original Cost	-798.00
15000 · Equipment Assets:15200 · Computers & Accessories:15210 · Computers:15211 · Original Cost	-3,198.67
15000 · Equipment Assets:15200 · Computers & Accessories:15220 · Computer Programs:15221 · Original Cost	-11,410.00
15000 · Equipment Assets:15300 · Furniture & Fixtures:15310 · Office Furniture & Fixtures:15311 · Original Cost	-3,133.14
16000 · Property Assets:16100 · Leasehold Improvements:16110 · Structures:16111 · Original Cost	-1,514.61
16000 · Property Assets:16100 · Leasehold Improvements:16120 · Electrical & Plumbing:16121 · Original Cost	-1,017.51
19000 · Other Assets:19100 · Patents:19110 · Original Cost	-3,717.00
Net cash provided by Investing Activities	-24,788.93
FINANCING ACTIVITIES	
33000 · Paid-in Capital:33100 · Common Stock	100,000.00
34000 · Member Contributions:34100 · Ben Contribution	102.30
34000 · Member Contributions:34200 · Will Contribution	22.30
34000 · Member Contributions:34300 · Nathan Contribution	102.30
34000 · Member Contributions:34400 · Monica Contribution	22.30
34000 · Member Contributions:34500 · Dakota Contribution	22.30
Net cash provided by Financing Activities	100,271.50
Net cash increase for period	8,507.18
Cash at end of period	**8,507.18**

OPERATING ACTIVITIES
  Net Income
  Adjustments to reconcile Net Income
  to net cash provided by operations:
    12000 · Accounts Receivable
    18000 · Refundable Deposits
    22000 · Credit Cards:22010 · AMEX Business Gold
    27000 · Loans Payable:27500 · Dakota Loans Payable

Net cash provided by Operating Activities

INVESTING ACTIVITIES
    15000 · Equipment Assets:15100 · Machinery & Equipment:15110 · Additive Manufacturing:15111 · Original Cost
    15000 · Equipment Assets:15200 · Computers & Accessories:15210 · Computers:15211 · Original Cost
    15000 · Equipment Assets:15200 · Computers & Accessories:15220 · Computer Programs:15221 · Original Cost
    15000 · Equipment Assets:15300 · Furniture & Fixtures:15310 · Office Furniture & Fixtures:15311 · Original Cost
    16000 · Property Assets:16100 · Leasehold Improvements:16110 · Structures:16111 · Original Cost
    16000 · Property Assets:16100 · Leasehold Improvements:16120 · Electrical & Plumbing:16121 · Original Cost
    19000 · Other Assets:19100 · Patents:19110 · Original Cost

Net cash provided by Investing Activities

FINANCING ACTIVITIES
    33000 · Paid-in Capital:33100 · Common Stock
    34000 · Member Contributions:34100 · Ben Contribution
    34000 · Member Contributions:34200 · Will Contribution
    34000 · Member Contributions:34300 · Nathan Contribution
    34000 · Member Contributions:34400 · Monica Contribution
    34000 · Member Contributions:34500 · Dakota Contribution

Net cash provided by Financing Activities

  Net cash increase for period

Cash at end of period

Profit & Loss
January through December 2020

	Jan - Dec 20
Income	
44000 · Interest Income	4.42
48000 · Grants Income	5,000.00
49000 · Other Income	5,000.00
Total Income	10,004.42
Gross Profit	10,004.42
Expense	
61500 · R&D Expenses	
61520 · Rocket Stand R&D Expenses	
61521 · Test Stand R&D Expense	576.68
Total 61520 · Rocket Stand R&D Expenses	576.68
61530 · Ground Systems R&D Expenses	
61531 · GS Avionics R&D Expense	18.39
Total 61530 · Ground Systems R&D Expenses	18.39
Total 61500 · R&D Expenses	595.07
62000 · Insurance Expenses	
62010 · General Liability Expense	1,320.20
62020 · Worker Compensation Expense	1,644.77
62030 · Commercial Property Expense	862.40
Total 62000 · Insurance Expenses	3,827.37
62500 · Utilities Expenses	
62510 · Water	351.76
62520 · Electricity	2,160.24
62530 · Gas	896.27
62540 · Security & Alarms	913.99
Total 62500 · Utilities Expenses	4,322.26
63000 · Communications Expenses	
63010 · Internet	628.74
63020 · Telephone - Landline	295.64
Total 63000 · Communications Expenses	924.38
64000 · Leasing & Rental Expenses	
64040 · Building Rental	45,000.00
64090 · Other Rental	2.00
Total 64000 · Leasing & Rental Expenses	45,002.00
65000 · Professional Fee Expenses	
65010 · Attorney & Legal Expenses	
65011 · General Attorney Expenses	2,500.00
Total 65010 · Attorney & Legal Expenses	2,500.00
Total 65000 · Professional Fee Expenses	2,500.00
66000 · Miscellaneous Expenses	
66010 · Advertising & Marketing	
66011 · Print Media	1.33
66012 · Web Media	830.43
66015 · Other Advertising Expenses	1,900.00
Total 66010 · Advertising & Marketing	2,731.76

	Jan - Dec 20
66020 · Dues & Subscriptions	5,722.69
66030 · Lab Supplies & Accessories	2,105.16
66040 · Office Supplies & Accessories	1,447.60
66055 · Banking Expenses	127.65
66060 · Postage & Shipping	67.77
66090 · Other Misc Expenses	1,068.48
Total 66000 · Miscellaneous Expenses	13,271.11
Total Expense	70,442.19
Net Income	**-60,437.77**

C P Rocketry dba Hudson Space Systems

Statement of Changes of Shareholder Equity

January through December 2020

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at December 31, 2019	9,000,000 $	900.00 $	- $	- $	900.00
Issuance of Stock	200,000 $	20.00 $	- $	- $	20.00
Net Income				$	(60,437.77)
Balance at December 31, 2019	9,200,000 $	920.00 $	- $	- $	(59,517.77)

Accrual Basis
Unaudited

Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Accounts Receivable	
12000 · Accounts Receivable	90.00
Total Accounts Receivable	90.00
Total Current Assets	90.00
Other Assets	
19000 · Other Assets	
19900 · Other Intangible Assets	
19910 · Original Cost	810.00
Total 19900 · Other Intangible Assets	810.00
Total 19000 · Other Assets	810.00
Total Other Assets	810.00
TOTAL ASSETS	**900.00**
LIABILITIES & EQUITY	
Equity	
33000 · Paid-in Capital	
33100 · Common Stock	900.00
Total 33000 · Paid-in Capital	900.00
Total Equity	900.00
TOTAL LIABILITIES & EQUITY	**900.00**

Accrual Basis
Unaudited

	Jan - Dec 19
Net Income	**0.00**

	Jan - Dec 19
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income	
to net cash provided by operations:	
12000 · Accounts Receivable	-90.00
Net cash provided by Operating Activities	-90.00
INVESTING ACTIVITIES	
19000 · Other Assets:19900 · Other Intangible Assets:19910 · Original Cost	-810.00
Net cash provided by Investing Activities	-810.00
FINANCING ACTIVITIES	
33000 · Paid-in Capital:33100 · Common Stock	900.00
Net cash provided by Financing Activities	900.00
Net cash increase for period	0.00
Cash at end of period	**0.00**

C P Rocketry dba Hudson Space Systems

Statement of Changes of Shareholder Equity

January through December 2019

Unaudited

	Common Stock		Additional Paid in Capital		Retained Earnings		Total Stockholders' Equity	
	Number	Amount						
Balance at August 20, 2019 (Inception)	-	$ -	$ -		$ -		$ -	
Issuance of Stock	9,000,000	$ 900.00	$ -		$ -		$ 900.00	
Net Income							$ -	
Balance at December 31, 2019	9,000,000	$ 900.00	$ -		$ -		$ 900.00	

EXHIBIT B

Company Summary



MicroVentures

Company: C P Rocketry Inc (Dba Hudson Space Systems)

Market: Aerospace

Product: Microgravity research services

Company Highlights

- Developing reusable space launch vehicles to make microgravity services accessible to a broad spectrum of customers
- Filed a private provisional patent application, "Unibody Liquid Bipropellant Rocket Engine," in February 2020
- Received a grant from Stevens Institute of Technology for its rocket launch technology
- Raised $100,000 in funding from an angel investor in 2020

EXECUTIVE SNAPSHOT

Founded in August 2019, Hudson Space Systems is an aerospace company looking to make microgravity services more accessible. The company was founded by four Stevens Institute of Technology graduate students, all with a deep enthusiasm for space, who aim to provide microgravity services for researchers at universities, companies, and governments.

Looking ahead, Hudson Space Systems wants to create affordable access to a launch environment that and enables customers to flexibly perform microgravity research based on whatever their requirements may be.








PERKS

Investors that purchase the first 150,000 Crowd Notes, and thereby fund the first $150,000, will receive Crowd Notes with a conversion provision based on a $3 million valuation cap instead of a $3.8 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap (instead of $3.8 million).

COMPANY SUMMARY

Opportunity

Microgravity provides researchers an opportunity to tap into the conditions that exist in space and perform research that wouldn't be possible on Earth. Sometimes gravity can be a disrupting factor because it can morph underlying physical processes of whatever is aimed to be studied. By utilizing a weightless, microgravity environment, researchers can better observe, control, and understand phenomena and processes typically masked by the effects of gravity in disciplines such as life sciences, medicine, engineering, and more.[i]



As important as these services are, gaining access to a microgravity platform for research can be prohibitively expensive and difficult to book. Moreover, providers of such platforms can be difficult to geographically access for customers, with the physical distance providing logistical and regulatory challenges in the shipping of certain payloads. Because of these complex challenges, some have begun designing alternative microgravity platforms that leverage unique technologies and business models to broaden access and financial feasibility.[ii]

Hudson Space Systems is a New Jersey-based startup aiming to deliver affordable and accessible Microgravity-as-a-Service to universities, private companies, and other researchers. Initially born out of a senior project at Stevens Institute of Technology, Hudson Space System's co-founders built their first prototype in 2019, received a grant from Stevens, and then officially incorporated in August 2019. Since then, the company has raised outside capital and has worked on developing its 3D-engine, with the intention of reaching full commercial capacity by 2024.



Product

Hudson Space Systems has developed its Microgravity-as-a-Service product for customers to perform microgravity research and get their payload into space. Each customer will get custom payload integration and support and leverage Hudson Space Systems' reusable rocket vehicle. This highly-configurable rocket was engineered to handle up to 16 customers per launch and provide customers with three minutes of sustained microgravity.



Other notable features include the following:



Nose Cone
Designed to minimize aerodynamic resistance and reliably house payloads.



Recovery System
A drogue-piloted, dual-chute system means the company's vehicle is fully recoverable.



Avionics Package
Custom avionics are developed to handle navigation, telemetry, data acquisition, flight control, and more.








Custom Composite Tanks	Fins	Engine
Linerless tanks allow Hudson Space Systems' vehicle to fly higher, carry more payload mass, and operate at peak efficiency.	Precision machined out of titanium, these control surfaces stabilize the flight profile of the company's vehicle while reducing peak temperatures.	Our fully 3D-printed engine is designed for maximum efficiency and minimum complexity.

The company believes these features help differentiate its product, which starts with a reusable design. The 3D-printed engine is quick to manufacture and can be reused for numerous launches. Also, there is a multi-stage parachute system to facilitate reliable recovery of rockets after the launch for reuse. By implementing a reusable design, the vehicle can be recovered, inspected, and re-launched in a shorter timeframe. Additionally, payloads will be quickly integrated for launch and can be returned to customers faster. Finally, Hudson Space Systems believes that its pressure-fed design innovations will lower the manufacturing costs through the elimination of costly components like a turbopump. Instead, Hudson Space Systems is creating custom tanks with a tank manufacturer that are designed to be lighter and cheaper.







Potential Customer Use Cases

- The launch of scientific payloads, for the purpose of conducting an experiment that utilizes the benefits of microgravity.
- The deployment of scientific instruments to observe phenomena in the atmosphere, at varying pressures, etc.
- Turnkey use of the vehicle, engine, or other relevant components for customer application.



Use of Proceeds



Future Wages	Research and Development	Equipment Purchases
The company intends to use a portion of funds toward future wages to build out its team.	These funds will be specifically allocated toward the research and development of products on Hudson Space Systems' product roadmap (Gen 1.1, Gen 2.0, and Gen 2.1).	Funds used toward equipment purchases will be allocated toward purchasing the various parts for constructing vehicles.

Manufacturing	Intermediary Fees
The company will use a portion of capital raised in this offering toward manufacturing costs for the production of its vehicles.	Hudson Space Systems has earmarked a portion of funds from this raise for intermediary fees from the campaign.

Product Roadmap

Hudson Space Systems has multiple improvements planned to its product to continue to offer enhanced capabilities to its customers. The intended next iterations of the company's product include the following:

- **Gen 1.1:** This vehicle has been designed and constructed, with the engine undergoing preliminary testing. The Gen 1.1 is designed to handle 10 kg of payload, 120 km apogee (i.e., the point in the orbit of an object orbiting the Earth that is at the greatest distance from the center of the earth), and 10 kN of thrust. The company is targeting February 2021 to launch Gen 1.1.
- **Gen 2.0:** This generation will be engineered to demonstrate the commercial viability of the company's product. It will feature 150 kN of thrust, 180 km apogee, and 80 kg of payload capacity. Hudson Space Systems is aiming to release Gen 2.0 in November 2022.



- **Gen 2.1:** The company is also designing multiple variants on the commercial demonstrator product for different use cases. Block A is designed to be serially manufactured at a low cost and Block B is designed to be used as an air launch variant. The company hopes to finalize Block A by March 2023 and Block B by August 2023.



GEN 1.1
GEN 2.0
GEN 2.1 Variants
Tech Demonstrator
10 kN Thrust
120 km Apogee
10 kg Payload
Commercial Demonstrator
150 kN Thrust
180 km Apogee
80 kg Payload
Block A
Commercial Launch Variant
150 kN Thrust
180 km Apogee
80 kg Payload
Block B
+
Air Launch Variant
125 kN Thrust 1st Stage
90 kN Thrust 2nd Stage
LEO Capable
50 kg Payload

Business Model

Hudson Space Systems intends to offer the benefits of near-Earth space to a host of companies, research groups, and universities that have otherwise been removed from the space innovation race with its Microgravity-as-a-Service offering. The company plans to target researchers at universities, companies, and governments as customers and offer affordable and fast payload launch services. Notably, Hudson Space System's Microgravity-as-a-Service will be delivered onboard launch vehicles built, owned, and operated by the company.

In the initial round of launches, the price per 1.25 kg payload is estimated to be $11,875/1.25 kg or $9,500/kg, which the company believes is competitive in the market. Additionally, the company believes this price should more than offset the cost of launch, with Hudson Space Systems planning for eight payload bays. Should the company fill these eight 1.25 kg payload bays, it would gross ~$95,000 per launch.



Intellectual Property

Hudson Space Systems has filed a private, provisional patent application entitled “Unibody Liquid Bipropellant Rocket Engine.” The field of this invention is related to rocket launch engines and how to streamline development and construction. Additionally, it discusses how to consolidate and reduce the number of components without sacrificing necessary thrust for a launch vehicle to overcome the force of gravity.

Stevens Institute of Technology

While seniors at Stevens Institute of Technology in 2018-2019, the founders of Hudson Space Systems began working on the Castle Point Rocketry senior design project. The team created this project to develop a research rocket capable of reaching an apogee of 100 km. Notably, the team received no initial funding from the university. At the end of the project, Stevens agreed to grant the newly incorporated company the products of the senior design project.



HISTORICAL FINANCIALS

Hudson Space Systems is currently pre-product-related revenue. The company officially incorporated in Q3 2019 and began incurring expenes in 2020. The company incurred about $70,442 in total expenses in 2020. Expenses spiked in July, October, and December due to higher than normal spending on professional fees and rental space for its business.



Expenses
$14,000.00
$12,000.00
$10,000.00
$8,000.00
$6,000.00
$4,000.00
$2,000.00
$-
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec



In 2020, leasing and rental expenses represented about 64% of total operating expenses, the largest operating expense segment of the company.



Hudson Space Systems sustained a net loss of $60,437 in 2020. In 2020, the company averaged a gross monthly burn rate of about $7,600. As of February 2021, the company had ~$63,800 in cash assets.





Microgravity research provides scientists and others the opportunity to tap into the conditions that exist in space and perform research that wouldn't be possible on Earth, with the research able to be applied to many disciplines including medicine, engineering, and technology. This environment is important because gravity can be a disrupting factor for researchers because it can potentially destroy the underlying physical processes that the researchers are aiming to study. Therefore, many researchers aim to create microgravity conditions to better observe, control, and understand phenomena and processes that are typically masked by the effects of gravity.[iii]

For example, the absence of gravitation effects can help researchers better study thermo physical properties of materials, such as metals, foams, high-quality crystals, etc., because sedimentation and buoyancy-induced flows are eliminated. Additionally, some cells and unicellular organisms function differently in microgravity environments. Practically, this could mean that by removing the effects of the force of gravity, life scientists or biomedical researchers could study fundamental life processes at the cellular levels in plants, humans, and animals.[iv]

Many new programs and private companies are being created to help provide access to suborbital space in microgravity research abroad commercial vehicles. Currently, these vehicles and experiments fly autonomously without a "human-in-the-loop". However, organizations, like NASA, are considering letting these researchers and scientists fly in the spacecraft alongside their payload. This would provide individuals with the opportunity to tend to their research. The CEO of Virgin Galactic believes that, "this will revolutionize space-based science and open up a global commercial market for human-tended suborbital space research".[v]

The global space industry was valued at $360 billion in 2018 and is projected to grow at a compound annual growth rate (CAGR) of 5.6% to reach $558 billion by 2026.[vi] This growth will largely be due to diversifying the traditional focus of space away from government and military use and into areas such as satellite internet, space tourism, and space mining.[vii] In 2016, the U.S. space industry was valued at approximately $158 billion, which includes over $110 billion in revenues generated by satellite services, satellite manufacturing, satellite ground equipment, and launch services, as well as almost $48 billion spent on space programs by the U.S. government.[viii]

Notable venture capital activity in space technology companies are as follows: [ix]

- A total of $9.46 billion invested across 978 deals from 2009 to 2019
- Capital invested reached $2.49 billion (an 11-year high) across 170 deals in 2019, a ~50% increase from 2018
- In 2018, deal count reached its 11-year high of 186 deals
- The average capital invested in the past three years was $2 billion, up from its 11-year average of ~$569 billion





EXOS Aerospace: Texas-based EXOS Aerospace Systems and Technology is an aerospace manufacturer and developer of reusable launch systems. Founded in 2014, EXOS Aerospace is predominately focused on suborbital research rockets, with the company having developed and tested more than a hundred rocket engines and dozens of flying vehicles.[x] EXOS touts benefits in cost, quick recovery, and simplicity in booking for its launch program and can aid educational institutions, such as universities and high schools, perform microgravity research. Interested customers can book a flight directly on the company's website.[xi] During an October 2019 launch, EXOS' suborbital autonomous rocket with guidance crashed minutes after liftoff, reportedly due to a composite part of the nose cone falling off.[xii]

UP Aerospace: Founded in 2004, UP Aerospace is a Denver-based suborbital transportation provider for corporate, military, and educational payloads. UP Aerospace reports having successfully conducted these suborbital space launches from Spaceport America in New Mexico since 2006. Its vehicle was designed as a low-cost reusable launch vehicle system, with the company's technologies being used to develop a large suborbital vehicle for increased microgravity time, payload size, and to perform missions in excess of Mach 10. Additionally, the company is partnering with NASA to develop a vehicle for a CubeSat-sized spacecraft.[xiii] UP Aerospace has previously done missions for NASA, the U.S. Air Force, Lockheed Martin, and other organizations.[xiv]

Zero Gravity Corporation: ZERO-G is a Virginia-based company that operates weightless flights from U.S. airports. The company offers commercial opportunities for individuals to experience weightlessness without going to space. In addition to its adventure-based tourism flights, ZERO-G provides research and educational flights.[xv] Past clients for these research flights include Harvard, Johns Hopkins, MIT, the Mayo Clinic, Space Florida, and other organizations. Pricing for an individual seat on one flight starts at $7,865 plus tax.[xvi]

Integrated Spaceflight Services: Integrated Spaceflight Services provides microgravity services to researchers on its Falcon-20 aircraft. Around its microgravity services, the company offers payload qualification, certification, and integration, as well as aerospace medical services, and space education services.[xvii] The company's flights support up to five researchers, 32 parabolas, with performance data sampled and recorded at 32 Hz. Integrated



Spaceflight Services does not publicly disclose prices and typically arranges these research campaigns to take place each September and October.[xviii]

EXECUTIVE TEAM



Nathan Tahbaz, CEO: Nathan is a space nerd with experience in management, systems, rapid prototyping, manufacturing, and project management. He has a bachelor's degree in Mechanical Engineering and a master's degree in Space Systems Engineering from Stevens Institute of Technology.



Monica Traupmann, COO: Monica is an explosions enthusiast with experience in propulsion design, fuel delivery systems, and instrumentation, as well as fundraising and crowdfunding for small-scale projects. She has a bachelor's degree in Chemical Engineering and a master's degree in Mechanical Engineering with a focus on Energy, Fluids, and Heat Transfer.



Will Skwirut, CTO: Will's background includes designing, manufacturing, and testing fluid control components and systems. He also has experience in numerical analysis, rapid prototyping, computational fluid dynamics, and finite element analysis. Will has a bachelor's and master's degree in Mechanical Engineering from Stevens Institute of Technology, specializing in Fluids, Thermal, and Energy.





Dakota Van Deursen, CFO: Dakota is passionate about learning how complex systems work together—both physically and socially. He weaves experience with STEM in the workplace into his personal history in peer management and governing bodies. He has a bachelor's degree in Chemical Engineering and a master's degree in Materials Science and Engineering from Stevens Institute of Technology.



Ben Iofel, CIO: Ben is a computer nerd with experience in software development, embedded programming, and Linux. He is a software engineer at Flow and aims to bring that culture and experience to Hudson Space Systems. He has a bachelor's degree in Computer Science from Stevens Institute of Technology.

PAST FINANCING

To date, Hudson Space Systems has raised $100,000 via a Simple Agreement for Future Equity (SAFE) from an angel investor in a bridge round, with no valuation cap or discount. Rather, this investor has the option of amending the SAFE note to identical terms to a subsequent convertible security.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $3 million or $3.8 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3 million or $3.8 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

Confidential Executive Summary   Page 12



Stevens.Edu: Stevens Students Seek to Launch Rocket into Space
NJ Tech Weekly: Castle Point Rocketry and Life Skills Software Tie for First at Stevens Innovation Expo Pitch Competition
Patch: Hoboken College Students Building World's Cheapest Space Rocket

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.esa.int/Science_Exploration/Human_and_Robotic_Exploration/European_ISS_Business_Club/The_weightlessness_environment_what_are_the_advantages

[ii] https://spacegeneration.org/wp-content/uploads/2020/01/iB2019_Mehdi-Scoubeau.pdf

[iii] https://www.esa.int/Science_Exploration/Human_and_Robotic_Exploration/European_ISS_Business_Club/The_weightlessness_environment_what_are_the_advantages

[iv] https://www.faa.gov/about/office_org/headquarters_offices/ast/media/2018_AST_Compendium.pdf

[v] https://www.virgingalactic.com/articles/a-bright-future-for-commercial-human-spaceflight/

[vi] https://www.prnewswire.com/news-releases/global-space-industry-market-and-technology-forecast-to-2026-300678748.html

[vii] https://www.ubs.com/magazines/wma/insights/en/investing/2019/space-tourism/_jcr_content/mainpar/gridcontrol/col1/textimage_525060832.0053671242.file/dGV4dD0vY29udGVudC9kYW0vYXNzZXRzL3dtYS91cy9zaGFyZWQvZG9jdW1lbnRzL2xpdGktdGhlbWUtc3BhY2UucGRm/liti-theme-space.pdf

[viii] https://www.faa.gov/about/office_org/headquarters_offices/ast/media/2018_AST_Compendium.pdf

[ix] Pitchbook Data Inc., Downloaded on February 25, 2020

[x] https://exosaero.com/who-we-are/

[xi] https://exosaero.com/book-your-flight/

[xii] https://www.space.com/exos-aerospace-rocket-launch-failure-identified.html

[xiii] https://www.upaerospace.com/about

[xiv] https://www.upaerospace.com/past-missions

[xv] https://www.gozerog.com/about-us/

[xvi] https://www.gozerog.com/zero-g-research-programs/

[xvii] https://integratedspaceflight.com/

[xviii] https://integratedspaceflight.com/falcon-20-laboratory

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

C P Rocketry Inc.
1400 Adams St
Hoboken, NJ 07030

Ladies and Gentlemen:

The undersigned understands that C P Rocketry Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated February 11, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on May 3, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall

bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1400 Adams St, Hoboken, NJ 07030 Attention: Nathan Tahbaz
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

C P Rocketry Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

C P Rocketry Inc.

CROWD NOTE

FOR VALUE RECEIVED, C P Rocketry Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is May 3, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All

arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

C P Rocketry Inc.

CROWD NOTE

FOR VALUE RECEIVED, C P Rocketry Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.8 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is May 3, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the

existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Research in the final frontier, **for everyone**.

www.hudsonspace.systems

1

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Meet our team.
Nathan Tahbaz
CEO
Monica Traupmann
COO
Will Skwirut
CTO
Ben Iofel
CIO
Dakota Van Deursen
CFO
Nicholas Yarbrough
Avionics
Khurram Nasir Gore
Senior Advisor
20+ Years Legal & Tech Experience
Igor Alexandrov
Senior Advisor
20+ Years Science, Space, & Research Experience
HUDSON SPACE SYSTEMS
2

We are rocket scientists.



Nathan is a space nerd with experience in management, systems, rapid prototyping, manufacturing, and project management.
B.Eng. in Mechanical Engineering
M.Eng. in Space Systems Engineering



Monica is an explosions enthusiast with experience in propulsion design at NASA, fuel delivery systems, and instrumentation.
B.Eng. in Chemical Engineering
M.Eng. in Mechanical Engineering, focus in Energy, Fluids, and Heat Transfer.

Will's background includes designing, manufacturing, and testing fluid control components and systems.
B.Eng. & M.Eng. in Mechanical Engineering, focus in Fluids, Thermal, and Energy.



Ben is a computer expert with extensive experience in software development, embedded programming, and Linux. He is a software engineer at Flow and brings that culture and experience to HSS.
B.S. in Computer Science



Nicholas is an electrical / computer engineer who has worked on space projects both small and large: from communicating with the ISS to launching a high-altitude balloon.
B.Eng. in Electrical Engineering





Dakota is passionate about learning how complex systems work together - both physically and socially.
B.Eng. in Chemical Engineering
M.S. in Materials Science & Engineering

HUDSON
SPACE SYSTEMS

3






We build rockets.







Microgravity (µg) can accelerate innovation.

Free from gravity, innovators can focus on the variables that matter.

Biology:
Tissues, Microbiology,
Stem Cells

Physics:
Fluid Dynamics,
Momentum Transfer, Thermal,
Experimental

Materials:
Semiconductors, Adhesives,
Crystal growth

HUDSON
SPACE SYSTEMS



Let's break the microgravity barrier.

Access is limited. Although demand is increasing, suborbital launch availability is constrained.

Cost prohibitive. Microgravity research is expensive.

Frequency. More launches to keep up with the pace of research.



HUDSON
SPACE SYSTEMS

6

The Hudson Space Advantage We Aim to Provide

40%
cheaper than other
launch platforms
(like UP Aerospace)[1]

3 Minutes

microgravity (μg)
vs. 10 s terrestrial drop towers

4x launches
compared to other
providers (like UP Aerospace)[2]
enabled by innovative
rocket design

8 Payloads
Per launch
(standard, 1st gen)

pick a date, send payload, launch, learn
No long waits, easy to schedule, easy to experiment, quickly learn, repeat

1, https://spacenews.com/up-aerospace-targets-
government-customers-with-1-millin-dedicated-
smallsat-launches/

2. https://www.upaerospace.com/past-missions

HUDSON
SPACE SYSTEMS

Meet our rocket.

80kg Payload Capacity
- $9,500 per kg
- 8 Payload bay standard configuration
- Up to 16 customers per launch

Low rocket fleet production and maintenance costs
- Simplified design
- Highly configurable
- Optional second stage
- Customizable payload bay



HUDSON
SPACE SYSTEMS

8

Microgravity-as-a-Service business model.



| Send your payload | Pick a Launch date | Prep experiment | Launch | Learn |

Iterate

HUDSON
SPACE SYSTEMS

Our goals for current capital raise.

Raising with MicroVentures for:
- Overhead, payroll, growth
- Engine and vehicle development + test
- Customer on-boarding and researcher outreach

Previous Progress:
- **$100,000** raised in March 2020
  - SAFE from an angel investor

HUDSON
SPACE SYSTEMS

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay: Hudson Space Systems]

We are Hudson Space Systems; a company focused on making research in space more accessible and affordable. With our Microgravity-as-a-Service platform, researchers could design an experiment, pick a launch date, blast off, learn, and repeat.

Our company was jumpstarted by a University senior design project, where we raised the funds needed to prototype our rocket. Since then, we've been joined by a team of Senior Advisors, with experience in aerospace and business growth. Together, we build rockets!

[Graphic overlay of team members and senior advisors]



We've noticed that there are dozens of experiments orbiting in space right now, sent by companies like Merck — Novartis — and Goodyear[1234]. Why?

Free from gravity, researchers can focus on the variables that matter.

Imagine what scientific leaps might be within reach if any drug manufacturer chip fabricator, or university researcher could innovate in space!

But getting to space is very expensive, and rides are hard to come by.

Our Microgravity-as-a-Service model seeks to offer affordable and regular access to space. Our reusable rocket aims to provide customers with 3 minutes of microgravity. That's 18 times longer than what we can do on Earth AND it comes without the super high costs necessary for astronauts to experiment in orbit![5]

Our patent-pending engine was designed to replace current engines -- that are more complicated and expensive -- with a few rapidly 3D-printable parts.

Coupled with cutting-edge, carbon-fiber tanks and our simplified fuel system, our approach yields a competitively priced rocket that can be launched quickly, recovered easily, and fully re-used for the next month's launch.

We've already built and begun testing of our first-generation prototype with proceeds from a previous round of funding. We plan to increase payload capacity tenfold with our second-generation vehicle. Over the next 5 years, we aim to grow and develop our fleet further to give our customers more control.

This Seed Round will allow us to refine our rocket, power our engine tests, grow our team, and engage potential customers in the corporate and research university sectors.

Hudson Space Systems plans to offer the quickest, most affordable way to do research in space. We want to make science happen faster.

Don't you?

Invest in a new space… Hudson Space Systems…

[Text Overlay: Hudson Space Systems]

[Text Overlay: Animation by Ida Lasic. @idalasic. idalasic.com]

[Text Overlay: Voice Over: Christian Bouwense]

Sources:
1 http://spaceref.com/news/viewpr.html?pid=54985
2 https://www.novartis.com/stories/from-our-labs/mice-space

3 https://www.issnationallab.org/ar2017/nontraditional-users-and-the-future-space-economy/
4https://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=&cad=rja&uact=8&ved=2ahUKEwj
s4bjL_KPrAhXMMd8KHV8JBUMQFjAGegQIBhAB&url=https%3A%2F%2Fwww.nationalacademie
s.org%
2Fevent%2F03-28-
2017%2Fdocs%2FDDF25EDD6958C4A0307FD45FD497F84AE6929A56CFAF&usg=
AOvVaw1j0rzndDJV2fj5zYwNtoAp
5 https://www.esa.int/Education/Drop_Your_Thesis/The_ZARM_drop_tower_in_Bremen

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hello everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we will be hearing from Hudson Space Systems, an aerospace company looking to make microgravity services more accessible. We are joined today by their co-founder and CEO. Nathan Tahbaz. Nathan is a space nerd with experience in management systems, rapid prototyping, manufacturing, and project management. He has a bachelor's degree in mechanical engineering and a master's degree in space systems engineering from Stevens Institute of Technology.
Brett Andrews:	We are also joined by their co-founder and CFO, Dakota Van Deursen. Dakota is passionate about learning how complex systems work together, both physically and socially. He leads experience with STEM in the workplace, into his personal history and peer management and governing bodies. He has a bachelor's degree in chemical engineering and a master's degree in material science and engineering from Stevens Institute of Technology. Lastly, we are joined as well by their co-founder and CIO Ben Iofel. Ben is a computer nerd with experience in software development, embedded programming in Linux. He's a software engineer at Flow and aims to bring that culture and experience to Hudson space systems. He has a bachelor's degree in computer science from Stevens Institute of Technology as well. How are you guys doing today?
Ben Iofel:	Pretty good.
Nathan Tahbaz:	Very well. Thank you.
Brett Andrews:	Great. Well, we appreciate you joining us and thanks for everybody who's logging in. Just real quick, before we get started, just to let everybody know how the format is for this, if you're new here. The team today is going to spend about 10 or 15 minutes going through their pitch deck presentation for Hudson Space. Hopefully, you can see the screen with the first slide of the pitch deck, as well as I believe all three of these gentlemen have their cameras on as well. So you can see there their bright faces. So they're going to, like I said, spend about 10 or 15 minutes going through that presentation.
Brett Andrews:	And during that presentation, we encourage you to send in questions. If you go over to your go to webinar control panel, you'll find a tab titled 'Questions'. If you click there, you can submit them. Feel free to do that during the presentation, they won't interrupt the team, they'll just go to me. And at the end of the presentation, we will open it up for Q&A and answer any questions that have been submitted and any others that anyone else might have. So with that, guys, I'll let you take it away and introduce everyone to Hudson Space Systems.
Ben Iofel:	Great. Thank you, Brett and thanks everyone for joining. So, we are Hudson Space Systems and we are bringing research in space to everyone. So we have a passionate group of engineers and scientists on our team, with plenty of past experience in building rockets, software engineering, mechanical engineering, chemical engineering, project management, finance, all that good stuff. So, you've already heard about Nathan, Dakota, and myself. We also have Monica

who's our COO, Will our CTO, and Cole, who is our first employee. We're also backed by two awesome advisors, Khurram and Igor. Khurram has 20 plus years of experience at the intersection of business, law, and technology. And Igor has 20 plus years of experience in science, space, and research. So, Khurram has been helping us on the business and legal side, and Igor has been helping us on the tech and engineering side.

Ben Iofel: So Nathan is, as you heard as a space nerd. He's been a space nerd since he was a child. So naturally, he went and got a master's in space systems engineering. In addition to prototyping and manufacturing skills, he also has experience in project management and systems design, which is perfect for our team. Monica has a master's in mechanical engineering and because she is an explosions enthusiast, she went to NASA and did work on propulsion there and designed all sorts of crazy rocket fuels, which is awesome stuff. Will has a master's in mechanical engineering and has some amazing experience designing valves that were actually flown by some of the major rocket companies that you hear about in the news these days.

Ben Iofel: Myself, I have a bachelor's in computer science, I have experience across the entire stack, front-end engineering, back-end engineering, embedded engineering, and I'm coming from a very successful e-commerce startup, where I worked with some of the most amazing people I've ever met. Dakota is our CFO, and not only does he have experience in finance and group management, but he also has a master's in material science and engineering, which is the perfect combination for a company like ours. And lastly, Nicholas is employee number one of our company. He has a bachelor's in electrical engineering and is an electronics genius. So we've hired him as our avionics engineer, and he's done some really cool space projects, such as communicating with the ISS and launching a high altitude balloon, which is harder than it sounds.

Ben Iofel: So the pictures you see on the next slide are from our first year. So these are from our first year of operation. It was our senior year at Stevens Institute of Technology and we decided to build a rocket. So we raised $500,000, which was a lot of work. And then we spent months designing this thing. We designed the plumbing system, the air frame, the tanks, we even designed our own engine. And because this was such an awesome experience, we decided to commercialize it into our company Hudson Space Systems. So we were able to 3D print our engine out of metal with our partner SLM. We were able to assemble all the parts together and build the first prototype of our rocket. And we took it down to South Jersey and tested it out. So, now Nathan's going to tell you about the problems that we are solving.

Nathan Tahbaz: Hi guys. So, our company wants to answer the question, what if science could move faster? We want to know what the world would look like, if there is a fast forward button for innovation. Microgravity, the conditions that you encounter in space when an object is in free fall, has the potential to provide that fast forward. Without the limitations that we experience here on earth, almost every discipline in science and STEM can benefit. That goes from pharmaceutical

	development to physics, to material science, semiconductors, you name it, removing gravity from the equation can vastly simplify things and enable novel innovations.
Nathan Tahbaz:	So why isn't everyone researching in space right now? Well, to start, it's really expensive. And even if you can afford to launch your experiment, get ready to wait. Because delays often start at a month and some launch providers have wait lists up to two years. So you have a lot of money to gather and then you get all that money to wait in line. Then once you've launched your experiment, most likely doing science, you can't just have a singular data point. You need to launch again and again, one can't wait two years to iterate your research, you're going to lose your grant. So, we want to provide the solution to that problem. We want to make access to microgravity accessible and affordable.
Nathan Tahbaz:	The way that we want to disrupt the current model is by providing 40% cheaper launches than competitors. Four times more frequently, offering comparable services, we can offer three minutes of microgravity, which is an industry standard period of time and plenty to do most types of research. Now, my colleague Dakota is going to take you guys through our current offering.
Dakota Van Deursen:	I was briefly on mute there, sorry about that. We're going to run you through our rocket and our business model here. So the current iteration of our rocket that you're looking at down on the bottom has an eight kilogram payload capacity. And we are working on our second generation right now, which will have an up to 80 kilogram payload capacity. As Nathan was saying, we offer this at about 40%, the going market rate. So our price per kilogram is lower than the competition at $9,500 per kilogram. Sounds like a lot, but when you're trying to launch something into space, that is pretty cheap. Our standard bay configuration will allow for eight 10-kilogram payload bays on our second generation vehicle, which is our commercially viable vehicle. It can be reworked to allow for up to 16 customers per launch. So that would allow more people to launch on a single rocket, which sort of decreases that wait time that Nathan was talking about and also makes it more accessible for anybody who wants to reach space to be able to reach space.
Dakota Van Deursen:	So, that second generation rocket with its 80-kilogram payload capacity and up to 16 customers is aided by low production and maintenance costs. So, it has a very simplified design as you can see there. In between a 3D printed engine and custom avionics, we have streamlined this to be as easy to source a manufacturer as we can. In fact, that rocket that you see down there, like Ben mentioned earlier, was completely made by hand by us in our test bay. It's highly configurable. Also, it can be edited between launches to suit various customer needs, and the payload bay is fully customizable. So, we mentioned that up to 16 customers can be serviced with one launch. For example, if they need a little extra oomph, we have an optional second stage available on the second generation that's currently being planned out, which will allow for higher altitudes and a little bit longer time in microgravity.

Dakota Van Deursen: So Nathan, if you want to take us to the next slide, I'll go through a bit of our business model. Good science is highly iterative and built on repeatable, reliable data and part of how we plan to help with that, is by providing an iterative business model. We are allowing customers to pick a launch date and then whenever they integrate their payload, we can launch it. They get to learn whatever it is that they want to learn with their experiment in space and then they repeat it all over again. They get to pick another launch date, integrate payload, launch, and learn. That happens pretty much as quickly as they want it to happen. Most other options available in the market right now, don't allow such quick iteration. Nathan, next slide, if you don't mind for me.

Dakota Van Deursen: So our rocket platform is essentially just a platform for innovation and the reusable design that Nathan and Ben were talking about, sort of leads us to a faster turnaround, which then drives those lower costs and more reliable science being done in space that we have been talking about. So our design is 95% reusable components that means that when the rocket comes back down, we then don't have to buy an entirely new rocket and send it up into space as well. We get to reuse a bunch of those components. Our engine is quickly manufactured and it's reusable for up to 15 launches. Our carbon fiber tanks and fuselage are robust, reusable, and relatively easy to replace. The rocket also comes with a redundant parachute system that ensures reliable return on all of our customer's investments. We also have a pretty quick turnaround. The vehicle is recovered, inspected and is able to be relaunched within days at full commercial viability.

Dakota Van Deursen: We expect to launch a rocket about every two weeks, but if there's a customer that needs to have it launched a couple of days later, we expect that if environmental conditions and the condition of the rocket and all of its pieces are okay, we'll be able to get it back up there in a couple of days. We also provide rapid payload integration and the payloads are returned to customers in a matter of hours, not weeks. We get to watch the rocket coming back down, we go out to pick it up, we pick the experiment out of the payload bay and we can hand it right back to the customer. And so all of this reduces our costs. Our innovative pressure fed design sort of gets rid of bulky and complex structures inside the rocket. We don't need turbo pumps. We don't have an engine that's hundreds, sometimes thousands of pieces. It's just two pieces that we just bolt together, and it goes into the rocket and it can go up.

Dakota Van Deursen: Altogether, these three factors are design, the turnaround times, and our cost efficiency really drive our business model. On our last slide, Nathan, if you don't mind progressing for me, our current goals for our raise. We are currently raising our seed round and that will provide runway for engine development, for vehicle development and also for some of the testing. That still needs to be done on generation 1.1. We are also looking forward to that, giving enough for customer acquisition, research outreach, and running employee payroll. How are we doing on that? We have successfully raised a hundred thousand dollars in March of this year from an ultra-high net worth individual.

Dakota Van Deursen:	As of the start of this webinar, we had raised $68,002 through MicroVentures. And so if any of you are on this call with us, we want to thank you for all of your help. And we look forward to that, just keeping going up. Our next steps are to sort of use this money from our seed round to finish construction on our test stand. So we can go back out to South Jersey and finish up all of our testing and also continued propulsion tests on that test stand. Then some quick development of a Gen T vehicle. It's not like it's rocket science.
Nathan Tahbaz:	Thank you guys so much for joining us. I hope everyone can see.
Brett Andrews:	Yeah.
Nathan Tahbaz:	Can you see it?
Brett Andrews:	Yeah. That's great. I appreciate that guys. So, we did have a couple of people join late here. So I just want to remind those folks and the people who were here from the beginning if you do have questions for the Hudson Space team, please send those questions in now under the questions tab on your go to webinar control panel. So, I think an interesting place to start, Ben touched on this a little bit, when you mentioned the raising the half a million, but I think it'd be great to share a little bit of this origin story. You guys all went to school together, correct?
Nathan Tahbaz:	Yeah, that's correct.
Dakota Van Deursen:	Yeah.
Brett Andrews:	I guess, can you just tell all the folks how this project came to be and then we walked through sort of where it is today, but just how it evolved from an idea at the time from I believe it was a school project, but then turning into something that is now in an actual business.
Nathan Tahbaz:	Yeah, totally. Students at Stevens Institute of Technology, which is coincidentally, where we went to school, have the unique opportunity to conduct a senior design project as the culmination of their bachelors of engineering degree. It's an awesome opportunity to mix entrepreneurial thinking and engineering design; we're engineers, we're nerds and we didn't want to do something small. So we got to thinking, what's something really awesome that could also serve a business niche? We saw a need for microgravity research services, so that was the core business proposition and we wanted to build a rocket. So we got going, pulled the team together and built a rocket. Along the way we learned an insane amount, probably double what we'd learned in the last four years about engineering, about business. We had to raise our entire budget from scratch because the normal senior design budget is $400.
Dakota Van Deursen:	Not quite enough to build a whole rocket.

Nathan Tahbaz:	Yeah. So, we went out looking for corporate sponsors, alumni donations, and we made a lot of great contacts in academia and in aerospace in the process. So when we finished our degrees and finished our projects, we had a rocket sitting in a shipping container, a viable business model, and a patent in the works. We filed a provisional patent and they're currently finishing up the application to finalize it.
Brett Andrews:	That's great. Well, certainly-
Ben Iofel:	And-
Brett Andrews:	I'm sorry. Go ahead.
Ben Iofel:	Yeah. Most senior design projects, people work on like one day a week or something reasonable like that. But at one point we were spending 7 days a week, 12 hours a day. It was a pretty insane time, but it was rewarding in the end.
Brett Andrews:	Yeah. As Nathan said, this is certainly not a small idea and yeah, $400, I don't think it's going to cut it for something like this. I know when I was in school, people were rolling out of school to start their mobile apps and I think this is a much bigger goal and so I applaud you guys for that. In talking about the product and you mentioned there Nathan, the provisional patent. Without kind of getting into too much of the secret sauce, so I guess stick to what you want to share, but what is the big difference with this rocket, that's enabling you guys to get a 60% discount in comparable pricing? Is it the design and the way you guys are piecing it together, or is there something more to the story there?
Nathan Tahbaz:	Yeah, totally. It's a whole bunch of things. At the core, it's a new type of cycle. Most rockets have turbo pumps, that's how they get the fuel from the tanks to the engines. We're partnering with the manufacturer that makes these high pressure, super light composite tanks. So the cycle that we've developed for our rocket eliminates a lot of heavy and expensive components, so that cuts down on manufacturing cost and time. That innovative system drives our patent pending engine, which is incredibly inexpensive to manufacture compared with traditional rocket engines. I mean, when we're thinking about cost and aerospace, you have to add a couple zeros to what you might assume the cost is, that's just the way things are. But our engine can be manufactured in months, instead of years and requires only a couple of people to work on it instead of an entire contractor. So we've been able to simplify the part count down from potentially thousands of components like the current generation of rocket engines to just two.
Brett Andrews:	Got it, yeah. So I guess, what I'm taking away from that is, it's sort of a combination between the unique IP you guys have for the engine itself and then the way you're putting the whole thing together so that's super helpful. We had a question here about competitors. The question is, who are the competitors in this space? Is there a price comparison in industry leaders like Lockheed Martin, Boeing, SpaceX, and other startups? Maybe on that last piece, touch on whether

or not those big players are in the microgravity space and to what extent. But yeah, if you can just overall just talk a little bit about competition, I think that would be super helpful.

Nathan Tahbaz: Yeah, totally. That's important to preface this by understanding that the space industry, especially the new space industry is very, nascent. There's a lot going on very quickly and the service that we offer doesn't neatly nest into any of the ways that you traditionally chop up that market. What we're offering is rapid iterative access to make our gravity research and the current market, our competitors offer either they expensive single-time access to microgravity services or very brief iterative access. Some of our major competitors include companies like UP Aerospace and XS Aerospace. They're launching similar rocket platforms that aren't reusable. Then there are companies like Blue Origin and Virgin Galactic, they're offering microgravity research services, but for them it's a value-added service. It's not their primary business model, so it's not customer-centric.

Brett Andrews: Got it. That's great. And then just so that people understand the business as a whole, so and I know very little about this space just from a high level and looking at different companies, but within the kind of chain there's several steps to get one of these things done, right? You got to manufacture the actual rocket, you've got to coordinate the launch and then you've got to sell that to customers. It seems like from the slide, I think it was slide 10 that Dakota went through. Are you guys doing, is the plan, I guess, to do all of those pieces? Where do you see yourself fitting in from the process of a certain customer wants to launch a rocket? Is it everything from soup to nuts from the manufacturer of the process, to the coordinating the launch the rocket itself and everything in between?

Ben Iofel: So, the idea of our business plan is that we're able to this work ahead of time. We design and manufacture a rocket or several rockets, which can support various customer needs. Once we have this fleet of vehicles, the customer can just come to us and then within a few weeks if not months, then we can launch their payload. Because we can reuse these rockets, we can support a much larger number of customers on a small fleet size.

Dakota Van Deursen: And to elaborate on what Ben was saying, and to perhaps answer the other part of your question, we're essentially full-stack to steal an expression from CS. Beyond the manufacturing done by our partners, that 3D print components and great composite tanks. We manufactured our vehicle, we handled the payload integration on a bespoke case-by-case basis with our customers, we transport the vehicle and the payloads to the launch site. We launched the vehicle, we recover the vehicle, and then we get the payloads back to the customer as soon as possible.

Brett Andrews: Got it. Yes. And that was getting to my question, which is and I think full stack is a good way of putting it. So you're, you're doing a lot of the work from start to finish. That's great. So, another couple of questions that just came in. So what industries would benefit most from microgravity research and have you engaged with any perspective customers in those spaces yet for feedback?

Dakota Van Deursen: So there's a pretty wide range of science fields that can benefit from microgravity. We have sort of analyzed, and we're still going through finding some of our customers, but we have sort of grouped them into a couple of different groupings. There's biology, chemistry, physics, and materials science, all of which can sort of really be helped along. There's a whole bunch of different case studies. I mean, in biology, cancer cells act differently in microgravity and you can sort of study how they clumped together. Gametes and sex cells break down microgravity and so there's a lot of study on how to keep those safe. Sort of crystallinity and chemistry, how things crystallize and form more nuclear growth, that's the materials engineer speaking in me. Mixing concretes and seeing how solutions and epoxies and emulsions act in microgravity when there's no external forces. There's a massive range of places that can just be really sort of helped with reliable access to microgravity.

Ben Iofel: Yeah and with these experiments, we can then develop possibly, new drugs, new cancer treatments, all these new technologies that we can then use on earth to make our lives better.

Nathan Tahbaz: I just wanted to sneak in that answer. The last part of that question, which is customers. We've begun at the top of the list. So we've spoken with a lot of biologists and people in the biotech sphere and they've pretty universally been receptive to the idea. Especially with researchers that have previously executed experiments on the international space station, the general response has been, if there's an option that's less bureaucratic and less expensive, they 100% go for it.

Dakota Van Deursen: And also more iterative. I mean, you launch things to international space station for example, it's not coming back for several months. If you're able to get it back in a couple of hours and send up an extra one in a couple of weeks, that's faster and sort of sponsors more innovation and growth.

Brett Andrews: Great. Yeah and I think you could probably, you guys can correct me if I'm wrong, but even segment the customers too, between both public and private sectors, I guess that there's probably corporations who would be potential customers, but also just research institutions, whether that's within a university or government organization that would probably have interest in this.

Dakota Van Deursen: Totally. Right now, practically the only people who are launching to space are government entities and massive multi-billion dollar, multi-national companies. If we can sort of segment that down and offer it to the smaller guy, the people who are doing more cutting edge research, universities, small businesses, we want to make that accessible to them as well.

Brett Andrews: That's a really interesting point. It's almost increasing your total addressable market by creating one that doesn't exist today. Right?

Dakota Van Deursen: Exactly.

Brett Andrews:	It's people that never even thought about having access to microgravity are now saying, "Wow!" I mean, we can fit this in the budget. So it's really interesting to think what the knock on effects could be of that when people have that access that's affordable. Great. So, yeah and I had a couple of questions here about kind of long-term vision for the company. Obviously, I'll make the disclaimer that we can't make any firm claims about where the company might be. But I think one thing that would be helpful is you guys, I think at the very end touched on when you were addressing the use of funds, what you're planning to do with this round of funding.
Brett Andrews:	I think it might be helpful for people to understand, particularly those who, who really don't have any background in this space. What are the next milestones into the extent you have an idea of timing? Obviously, that's contingent on a lot of things, both funding wise and I'm sure there's certain approvals, certifications and things that are a little bit outside of your control, but just an idea, you mentioned the test stand, an idea of kind of where things are today, assuming you have the capital to move forward. What are the steps that it would take and kind of a general timeline expectation between now and when you might be able to commercialize the first customer.
Dakota Van Deursen:	Nathan, you want to take this one, or should I?
Nathan Tahbaz:	Yeah, totally. So, to give you guys a perspective on our plans, our projected timeline. Assuming we close eminently, we're going to be working on our engine. One of the important metrics for us is engine test data, demonstrating the viability and efficiency of our designs, so that's the next big milestone. Then as soon as we have that data, we already have our rocket. So we're going to be pushing for a launch, hopefully within a year and a half of completing this round of funding. After that, we plan to engage in additional fundraising and then we'll be launching our first generation vehicle on a regular basis as an additional offering to customers. We also plan to continue development on a second generation vehicle. That's the workhorse for our business model and it will allow us to get that 8 to 16 customer number per launch.
Dakota Van Deursen:	So in sort of smaller bites there, the closing of our seed round, will allow us to finish up the construction and testing that we need to do to fully finish and make sure that it is viable, our current generation rocket and that'll also sort of streamline the process for developing our next generation rocket, which is more commercially viable and a couple of years down the road.
Brett Andrews:	Got it.
Ben Iofel:	And so our long-term plan is to, say five years down the line, is to have a full fleet of rockets to meet the entire market demand. At that point we can start to build more things like maybe somebody wants hours of microgravity, maybe sending a rocket to orbit is the next step for us. So, it really depends on customer needs at that point.

Brett Andrews: And I'm sure, just talking on the long-term, once you're able to get this product moving, I'm assuming that R&D doesn't stop there. I have a feeling that there could be some more potential R&D in the future of this team.

Nathan Tahbaz: Yeah. Well, we want to avoid being overly forward-looking, as you said, but the R&D never ends.

Brett Andrews: I think, that's great. And just to add some context here, I know someone asked about a comparison to SpaceX, I believe they were founded in 2002, so they're going on 18 years now. So this is an industry, I mean, as Nathan touched on, when you guys started this, it was a big vision. It's audacious, it's a big goal. And those things take time, but I just applaud you guys for moving into this space because a lot of folks don't have the courage to do so. So it sounds like things are progressing strong so far. And we certainly hope that they continue to here.

Brett Andrews: So before I give you guys some final parting thoughts for everybody. I want to thank people again for joining here. Whether you're listening to the recording or are listening into this live. And then just point you guys, where you can find some additional information. I know if there's more that you want to look into, read into, if there're other questions that may pop up after the fact, or again, if you're listening to recording and you have some questions for the Hudson Space Team, I encourage you to go to the campaign page on the MicroVentures website. So the direct URL is invest.microventures.com/offerings/hudson-space-systems.

Brett Andrews: You can also go to the microventures.com homepage and click on the Invest tab at the top right. Scroll down until you get to the Hudson Space Systems tombstone and you can click there, that'll get you to the same place. We've got a whole host of information that our team in conjunction with the Hudson Space team put together. There's industry information, competitive analysis, the background on the team as they went through, this slide deck, is there a recording of this webinar will be there in a matter of days. And just a bunch of other information that you guys can look into.

Brett Andrews: There's also a discussion forum there, so if you did have a question, maybe it pops up after we get done with the webinar and you'd like to have the team address it. You can feel free to submit those, I think it's at the very bottom of that page. And then lastly, if you are interested in being a part of this, we would certainly encourage you to do so. The, the terms are outlined on that same campaign page and if you are interested in investing, you can click on the orange Invest button up in the top right, on that page. If you have an account with us, with MicroVentures already, you likely know the process. If you don't, you'll need to sign up and set one up, walk you through the process there.

Brett Andrews: And then, yeah. I'd encourage you to look into more information here. If you're looking to be a part of changing the future, then I think this is a really exciting project and the team has a lot going for them. So with that guys, if you want to point people towards any other places and to find out additional information

	outside of the MicroVentures page or share any sort of parting thoughts, feel free to do so.
Nathan Tahbaz:	Yeah guys, thank you so much for taking the time to listen with us. I hope you learned more about our company. Feel free to check out our website, hudsonspace.systems. Connect with us on Facebook, Instagram, Twitter, all the social media @hudsonspacesys. We want to connect with you guys and answer your questions, so connect with us there and please feel free to connect with us in the discussions on the MicroVentures page.
Dakota Van Deursen:	Yeah, I mean, our mission is to accelerate the pace of scientific research and we think we found the perfect vehicle to do just that, pun intended. So, thank you all for attending and we hope to meet you all individually as this venture continues, or however that may be. And thank you for your time today.
Ben Iofel:	Yeah. Thanks everyone for joining. It's been great.
Brett Andrews:	Yeah, you guys are democratizing access to space in more ways than one. So from an investment perspective and as a customer perspective. So I really appreciate the time you guys took today and sharing more about the company. Thanks again to everyone who attended here. We know now more than ever; time is super precious and it means a lot that you took some time out of your day to listen in here. So really appreciate it and we hope everyone stays safe and has a great rest of the day and rest of the week and happy holiday season. So, thanks guys. Appreciate it.
Nathan Tahbaz:	Thank you.
Dakota Van Deursen:	Thank you, Brett.
Ben Iofel:	Thanks. Yeah, thanks Brett.
Nathan Tahbaz:	Bye.